UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NASDAQ, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

631103108

(CUSIP Number)

 Petra Hedengran
Managing Director and General Counsel
Investor AB Arsenalsgatan 8C, SE-103 32
Stockholm, Sweden
+46 8 614 20 00

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copies to:

Alan M. Klein, Esq.
Edgar J. Lewandowski, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000

April 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS
Investor AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,394,142

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
19,394,142

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,394,142

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 164,347,798 outstanding Shares of the Issuer as of March 23, 2020, as disclosed by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on March 31, 2020.

CUSIP No. 631103108

1	NAMES OF REPORTING PERSONS
Innax AB

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
19,394,142

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
19,394,142

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,394,142

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

* Based on 164,347,798 outstanding Shares of the Issuer as of March 23, 2020, as disclosed by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on March 31, 2020.

This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.01 per share, of Nasdaq, Inc., a Delaware corporation, and amends the initial statement on Schedule 13D, dated January 24, 2011, Amendment No. 1 to Schedule 13D, dated February 9, 2011 and Amendment No. 2 to Schedule 13D, dated March 10, 2011, filed by Investor AB and the other persons named therein (together, the “Prior Statement” and, together with this Amendment No. 3, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Prior Statement.

This Amendment No. 3 is being filed to reflect the change of name of the record holder of the Shares, from Patricia Holding AB to Innax AB.  All references to Patricia Holding AB in the Prior Statement are hereby amended to refer instead to Innax AB.

Item 1.	Security and Issuer

Item 1 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”) of NASDAQ, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 151 W. 42nd Street, New York, New York 10036.

Item 2.	Identity and Background

Item 2 of this Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed jointly on behalf of Investor AB and Innax AB (formerly known as Patricia Holding AB) (each a “Reporting Person”).  The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 6 hereto.  Innax AB, which holds the Shares reported in this Schedule 13D, is 100% owned and controlled by Investor AB.

The address of each of the Reporting Persons is Arsenalsgatan 8C, S-103 32, Stockholm, Sweden.  Each of the Reporting Persons is organized under the laws of Sweden.  Investor AB is a publicly held limited liability company engaged principally in business as a diversified industrial holding company.  Innax AB is engaged principally in the business of making investments in securities.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of each of the Reporting Persons is set forth on Schedule A hereto.

During the last five years, none of the Reporting Persons has, and to the best of the Reporting Persons’ knowledge and belief, no person named in Schedule A hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

The additional 1,390,000 Shares acquired since the date of filing of Amendment No. 2 to Schedule 13D were acquired in open market transactions for an aggregate purchase price of approximately $31.4 million.  The funds used in making the purchases of such additional Shares came from the general assets of Innax AB.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons acquired the Shares reported herein as part of their ordinary course investment activities and intend to review on a continuing basis their investment in the Issuer.  Depending on their review and evaluation of the business and prospects of the Issuer and the price level of the Shares, or such other factors as they may deem relevant, the Reporting Persons may acquire additional Shares; may sell all or any part of their Shares pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), in privately negotiated transactions or in sales registered or exempt from registration under the Securities Act; may transfer shares to affiliated entities or may engage in any combination of the foregoing.  Subject to applicable law and contractual limitations, the Reporting Persons may enter into derivative transactions, margin loans, hedging transactions or alternative structures with respect to the Shares.  Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.  Any alternative that the Reporting Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors.

As a result of the Reporting Persons’ ongoing review and evaluation of the business of the Issuer, the Reporting Persons may communicate with the Board of Directors, members of management and/or other stockholders of the Issuer from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Board of Directors to create stockholder value.

In accordance with the terms of the Nasdaq Stockholders’ Agreement, Mr. Jacob Wallenberg, Chairman of Investor AB, was appointed as a member of the Board of Directors of the Issuer in April 2018.  As a Director of the Issuer, Mr. Wallenberg may have influence over the corporate activities of the Issuer, including activities that may relate to transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.  As a member of the Board of Directors of the Issuer, Mr. Wallenberg is eligible to receive annual equity awards pursuant to the Issuer’s non-employee director compensation program.  Mr. Börje E. Ekholm, former President and Chief Executive Officer of Investor AB, no longer serves as a member of the Board of Directors of the Issuer.

Other than as described in this Item 4, none of the Reporting Persons, nor, to the knowledge of each Reporting Person, any individuals listed in response to Item 2 hereof, has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended and restated as follows:

(a)         Each of Innax AB and Investor AB may be deemed to be the beneficial owner of the 19,394,142 Shares held by Innax AB (approximately 11.8% of the total number of outstanding Shares based on 164,347,798 outstanding Shares of the Issuer as of March 23, 2020, as disclosed by the Issuer in its Definitive Proxy Statement filed with the Securities and Exchange Commission on March 31, 2020).

In addition, Mr. Jacob Wallenberg, Chairman of Investor AB and a member of the Board of Directors of the Issuer, holds 4,933 shares of restricted stock or restricted stock units, received by Mr. Wallenberg pursuant to the Issuer’s non-employee director compensation program, all of which are vested. Pursuant to Rule 13d-4 under the Act, the Reporting Persons disclaim beneficial ownership of any Shares held by Mr. Wallenberg.

(b)         Each of Innax AB and Investor AB may be deemed to have the sole power to direct the voting and disposition of the 19,394,142 Shares held by Innax AB.

(c)         To the best knowledge of the Reporting Persons, no transactions in the Shares have been effected in the past 60 days by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d)          To the best knowledge of the Reporting Person, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)          Not applicable.

Item 7.	Materials to Be Filed as Exhibits

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 6	Joint Filing Agreement, dated as of April 24, 2020, by and among Investor AB and Innax AB

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 2020

INVESTOR AB

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Managing Director and General Counsel

By:	/s/ Helena Saxon
Name:	Helena Saxon
Title:	Chief Financial Officer

INNAX AB

By:	/s/ Anders Eckerwall
Name:	Anders Eckerwall
Title:	Managing Director

By:	/s/ Petra Hedengran
Name:	Petra Hedengran
Title:	Chairman

SCHEDULE A

Directors and Executive Officers of Investor AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Jacob Wallenberg	Chairman	Swedish	Chairman of the Board, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Johan Forssell	CEO, Director	Swedish	Chief Executive Officer, President, and Director, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Gunnar Brock	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Tom Johnstone	Director	British	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Magdalena Gerger	Director	Swedish	President and Chief Executive Officer Systembolaget	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Grace Reksten Skaugen	Director	Norwegian	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Hans Stråberg	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Lena Treschow Torell	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Marcus Wallenberg	Director	Swedish	Director of various companies	Arsenalsgatan 4, SE-103 22 Stockholm, Sweden
Sara Mazur	Director	Swedish	Director of various companies	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Helena Saxon	Managing Director	Swedish	Chief Financial Officer, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Daniel Nodhäll	Managing Director	Swedish	Head of Listed Core Investments, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Viveka Hirdman-Ryrberg	Managing Director	Swedish	Head of Corporate Communication and Sustainability, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden

Directors and Executive Officers of Innax AB

Name	Position	Citizenship	Present Principal Occupation	Business Address
Petra Hedengran	Managing Director	Swedish	General Counsel and Head of Corporate Governance and Compliance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Anders Eckerwall	Managing Director	Swedish	Head of Finance, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden
Louis De Geer	Director	Swedish	Legal Counsel, Investor AB	Arsenalsgatan 8C, SE-103 32 Stockholm, Sweden